UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2022

Commission File Number: 001-41416

Forafric Global PLC

Unit 5.3, Madison Building, Midtown

Queensway, Gibraltar GX11 1AA

011 350 20072505

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

2022 Extraordinary General Meeting of Shareholders

The extraordinary general meeting of shareholders of ordinary shares of Forafric Global PLC (the “Company”) will be held on September 8, 2022, at 10:00 A.M. Central European Time, at Madison Building, Midtown, Queensway, Gibraltar. Copy of each of the proxy statement and proxy card is attached hereto as Exhibit 99.1 and 99.2, respectively.

Exhibits

Exhibit No.	Description

99.1	Notice and Proxy Statement of 2022 Extraordinary General Meeting of Shareholders, dated August 17, 2022
99.2	Form of Proxy Card to be mailed to the shareholders of the Company for use in connection with the 2022 Extraordinary General Meeting of Shareholders (included in Exhibit 99.1)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forafric Global PLC

Date: August 17, 2022	By:	/s/ Saad Bendidi
	Name:	Saad Bendidi
	Title:	Chairman and Director
(Principal Executive Officer)

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